Eaton & Van Winkle LLP
Vincent J. McGill Partner	3 PARK AVENUE NEW YORK, NEW YORK 10016	TELEPHONE: (212) 779-9910 FAX: (212) 779-9928 Direct Dial: (212) 561-3604
E-mail: vmcgill@evw.com

January 8, 2018

Mr. Brian Cascio

Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Eternity Healthcare Inc.
Form 10-K for the Fiscal Year Ended April 30, 2017 Filed August 15, 2017
File No. 000-53376

Dear Mr. Cascio:

On behalf of our client, Eternity Healthcare Inc., a Nevada corporation (the “Company”), we have filed an amendment to the Company’s Annual Report on Form 10-K for the year ended April 30, 2017(the “Amendment”) in response to the staff’s letter of comment dated December 20, 2017. The Company’s responses to the staff’s comments are set forth below.

Form 10-K for the Fiscal Year Ended April 30, 2017

Item 9A Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 24

1.	Please amend your filing to provide management’s conclusion on the effectiveness of your internal control over financial reporting, including a clear statement as to whether or not internal control over financial reporting was effective at April 30, 2017. In light of the material weaknesses identified on page 24, consistent with Item 308(a)(3) of Regulation S-K please note that management is not permitted to conclude that your internal control over financial reporting was effective as of April 30, 2017.

Response: Management’s conclusion on the effectiveness of the Company’s internal control over financial reporting at the end of the period covered by the report has been revised to clearly state that its internal control over financial reporting was not effective at April 30, 2017.

2.	In the requested amendment, please revise this report to identify the specific COSO framework used for your assessment of the effectiveness of the internal control over financial reporting, i.e., the 1992 Framework or the updated 2013 Framework.

Response: Management’s report on the effectiveness of the Company’s internal control over financial reporting at the end of the period covered by the report has been revised to state that the evaluation by management at April 30, 2017 was conducted using the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

If you have any comments or questions contact me, or in my absence, Mark Orenstein at (212) 561-3638 or by e-mail: morenstein@evw.com.

Very truly,

/s/ Vincent J. McGill

cc:	Julie Sherman
Jeanne Bennett